UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Reckson Associates Realty Corp.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    75621K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 30, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer

     This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed on November 27, 2006 with the Securities and Exchange Commission by High River, Hopper, Barberry, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore, CCI Onshore, Starfire, Highcrest, Buffalo, Meadow Star, Meadow Partner, Beckton, API, AREP, AREH, Oil & Gas, O & G, Gas Corp. and Carl C. Icahn.

     This Amendment relates to the Common Stock, par value $.01 per share (the "Shares"), of Reckson Associates Realty Corp., a Maryland corporation (the "Issuer").

Item 2. Identity and Background

     Item 2 is hereby amended by adding the following:

     Icahn Reporting Persons
     -----------------------

     After the close of business on November 27, 2006, O & G distributed its interests in Meadow Star to Oil & Gas which in turn distributed to AREH.
Following the distributions O & G and Oil & Gas ceased to be Icahn Reporting Persons.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following:

     On November 30, 2006, Meadow Star, WH Rome Partners LLC and Mack-Cali Realty, L.P. ("Mack-Cali") entered into an Amendment to the Agreement of Limited Partnership of Rome Acquisition Limited Partnership (the "Partnership Agreement Amendment") pursuant to which Mack-Cali was admitted to Rome as a limited partner on the terms set forth therein. A copy of the Partnership Agreement Amendment is filed herewith as an exhibit and incorporated herein by reference.

     Following the admission of Mack-Cali as a partner, Rome sent a letter to the Issuer requesting permission from the Issuer to allow Mack-Cali to participate in Rome's due diligence with respect to the Issuer, which request was granted.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended by adding the following:

     The Mack-Cali Reporting Persons (as hereinafter defined) are Mack-Cali and Mack-Cali Realty Corporation, a Maryland Corporation ("Mack Realty," and collectively, the "Mack-Cali Reporting Persons"). The Mack-Cali Reporting
Persons may be deemed to be members of a "group" with the Icahn Reporting Persons and the Macklowe Reporting Persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by Rome, the Icahn Reporting Persons, the Macklowe Reporting Persons and the Mack-Cali Reporting Persons. We were advised that as of the date of this filing, the Mack-Cali Reporting Persons do not own any Shares and that the Mack-Cali Reporting Persons disclaim beneficial ownership of any Shares. Nothing contained herein shall be deemed to be an admission by any of the Icahn Reporting Persons that they are the beneficial owners of Shares, if any, beneficially owned by the Mack-Cali Reporting Persons.

Item 7. Material to be Filed as Exhibits

     1. Partnership Agreement Amendment, dated as of November 30, 2006.

                                    SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2006


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC
     General Partner

By:  Barberry Corp.
     Sole member

  By:  /s/ Edward E. Matter
       --------------------
       Name:  Edward E. Mattner
       Title: Vice President

HOPPER INVESTMENTS LLC
By:  Barberry Corp.
     Sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Vice President

BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Vice President

ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Executive Vice President

ICAHN OFFSHORE LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Executive Vice President

CCI OFFSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: President



               [Signature Page to Schedule 13D Amendment No. 1 -
                        Reckson Associates Realty Corp.]

ICAHN PARTNERS LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Executive Vice President

ICAHN ONSHORE LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Executive Vice President

CCI ONSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: President

MEADOW STAR LLC

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: President

BECKTON CORP.

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Secretary


               [Signature Page to Schedule 13D Amendment No. 1 -
                        Reckson Associates Realty Corp.]

AMERICAN PROPERTY INVESTORS INC.

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer

AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc.
     General partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc.
     General partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer

AREH OIL & GAS CORP.

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer

ROME ACQUISITION LIMITED PARTNERSHIP

  By:  MEADOW STAR LLC
       General Partner

       By:  /s/ Keith A. Meister
            --------------------
            Name:  Keith A. Meister
            Title: President

  By:  WH ROME PARTNERS LLC
       General Partner

       By:  WH ROME INC.
            Managing Member

         By:
              ---------------------
              Name:  Harry Macklowe
              Title: President


                [Signature Page to Schedule 13D Amendment No. 1 -
                        Reckson Associates Realty Corp.]

/s/ Carl C. Icahn
-----------------
Carl C. Icahn






                [Signature Page to Schedule 13D Amendment No. 1 -
                        Reckson Associates Realty Corp.]